March 14, 2012

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Telefônica Brasil S.A. (formerly Telecomunicações de São Paulo S.A. - Telesp) Form 20-F for the fiscal year ended December 31, 2010 Filed March 1, 2011 File No. 001-14475

Dear Mr. Spirgel:

Thank you for your letter dated February 14, 2012 setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telefônica Brasil S.A. (“Telefônica Brasil” or the “Company”).

To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter. Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 24. Other operating income (expenses), net, page F-63

1. We have considered the information provided to us in your response to comment one of your letter dated November 28, 2011 and comment four of your letter dated October 10, 2011, as well as in our discussion on February 9, 2012. Please provide us an additional analysis of the Infrastructure Sharing Agreement under the guidance in IFRIC 4, assuming the entirety of all of the towers and poles located within the tower park are a single, discrete unit of account. In this regard, please specifically address your right of first refusal when assessing your ability to control more than an insignificant amount of the utility of the asset under the guidance in paragraph 9 of IFRC 4.

We supplementally advise the Staff that we have analyzed the Infrastructure Sharing Agreement under the guidance in IFRIC 4, assuming, at the Staff’s request, the entirety of all of the towers and poles located within the tower park are a single, discrete unit of account, and we have reaffirmed our conclusion that this agreement is not, and does not contain, a lease.

According to paragraph 6 of IFRIC 4, determining whether an arrangement is, or contains, a lease must be based on the substance of the arrangement and requires an assessment of whether: (a) the fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (b) the arrangement conveys a right to use the asset. Pursuant to paragraph 9 of IFRIC 4, an arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the conditions set forth in such paragraph is met. For the reasons set forth below, we do not believe that the arrangement conveys a right to use the asset, as none of the conditions described in paragraph 9 of IFRIC 4 are met.

We have set forth below in italics the conditions described in paragraph 9 of IFRIC 4, together with our analysis regarding why we believe that none of such conditions are met.

(a)
“The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.”

We reiterate to the Staff that we do not have the ability or right to operate the towers and poles located within the tower park or direct others to operate them in a manner we determine, neither individually nor in the aggregate. Only the Assignee has the ability or right to operate the tower park or direct others to operate it. For example, the Assignee is responsible for the tower park’s commercial operation, including with respect to decisions whether to provide space, including additional capacity, to us or to other telecom operators, and at what price (subject to any contractual arrangements), as well as controlling physical access to the premises. In addition, the Assignee is responsible for asset maintenance and investment, as well as the fulfillment of the standards set by ANATEL and other public agencies. We further confirm to the Staff that we do not have the ability to hire, fire or replace the operator of the asset or the ability to specify significant operating policies and procedures in the arrangement, and that the Assignee may change such operating policies and procedures at its discretion. Given that we do not have the ability or right to operate the towers and poles located within the tower park or direct others to operate them in a manner we determine, we do not believe that the amount of output of the towers obtained by us is necessary to consider for purposes of determining whether this condition is met.

In connection with the Staff’s request that we specifically address “[our] right of first refusal when assessing [our] ability to control more than an insignificant amount of the utility of the asset under the guidance in paragraph 9 of IFRC 4”, we confirm to the Staff that we do not have a right of first refusal under the Infrastructure Sharing Agreement. In particular, we confirm to the Staff that the agreement does not require the Assignee to obtain our permission in order to provide space in the tower park to third parties or to offer such space to us on terms comparable to those offered to third parties. As indicated above, the Assignee has full discretion regarding the use and operation of the tower park, including with respect to the provision of space, including additional capacity, to third parties, and at what price.

We believe that the Staff may have considered that we have a right of first refusal based on a statement contained in our letter dated October 10, 2011, which indicated that “the Assignee shall be responsible: […] d.2) For making available space in the towers first to the Company for a period not exceeding 30 days.” This statement was meant to refer to certain aspects of the procedures required to be followed by the Assignee with respect to any request received from us for additional wind exposure area. In particular, under the Infrastructure Sharing Agreement, upon our submission of a request for additional wind exposure area, the Assignee will reserve the requested additional wind exposure area for a period of 30 calendar days, pending completion of an analysis of the technical and economic feasibility of our request.

In view of the above considerations, we have concluded that the first condition described in paragraph 9 of IFRIC 4 is not met.

(b)
“The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.”

As indicated in our letter dated October 10, 2011, we have the right to access the tower park. However, we do not have the ability or right to control physical access by others to the towers and poles located within the tower park or to the tower park itself. Rather, only the Assignee has such right. We confirm to the Staff that the Infrastructure Sharing Agreement does not require that the Assignee obtain our authorization or approval prior to providing physical access to third parties to the towers and poles located within the tower park or to the tower park itself, and that we do not otherwise have the right to restrict such physical access. In fact, the tower park is used and accessed by other entities unrelated to us, at the discretion of the Assignee. Moreover, we advise the Staff that, pursuant to the Infrastructure Sharing Agreement, we have to notify the Assignee in advance each time we wish to introduce new equipment or materials to the tower park.

 In view of the above considerations, we have concluded that this condition of paragraph 9 of IFRIC 4 is not met.

(c)
“Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

We advise the Staff that the likelihood that one or more parties other than us will take more than an insignificant amount of the available space in the tower park is not remote. As indicated in our letter dated October 10, 2011, according to a study conducted by a third party, approximately 19.22% of the total space available in the tower park was occupied by operators other than us at the time of the inception of the arrangement.

Consequently, we have concluded that this condition of paragraph 9 of IFRIC 4 is not met. Since none of the conditions of paragraph 9 of IFRIC are met, we have not analyzed in this letter whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets under paragraph 6 of IFRIC 4.

We supplementally advise the Staff that, for the sake of completeness, we have also analyzed by analogy example IE3 (“Example of an arrangement that does not contain a lease”) of IFRIC 4. While this example refers to a different set of circumstances, we believe that it is helpful to consider when evaluating the Infrastructure Sharing Agreement.

“Example of an arrangement that does not contain a lease

Facts

IE3 A manufacturing company (the purchaser) enters into an arrangement with a third party (the supplier) to supply a specific component part of its manufactured product for a specified period of time. The supplier designs and constructs a plant adjacent to the purchaser's factory to produce the component part. The designed capacity of the plant exceeds the purchaser's current needs, and the supplier maintains ownership and control over all significant aspects of operating the plant. The arrangement provides for the following:

•
The supplier's plant is explicitly identified in the arrangement, but the supplier has the right to fulfill the arrangement by shipping the component parts from another plant owned by the supplier. However, to do so for any extended period of time would be uneconomic.

•	The supplier is responsible for repairs, maintenance, and capital expenditures of the plant.

•
The supplier must stand ready to deliver a minimum quantity. The purchaser is required to pay a fixed price per unit for the actual quantity taken. Even if the purchaser's needs are such that they do not need the stated minimum quantity, they still pay only for the actual quantity taken.

•
The supplier has the right to sell the component parts to other customers and has a history of doing so (by selling in the replacement parts market), so it is expected that parties other than the purchaser will take more than an insignificant amount of the component parts produced at the supplier's plant.

Assessment

IE4 The arrangement does not contain a lease within the scope of IAS 17. An asset (the plant) is explicitly identified in the arrangement and fulfillment of the arrangement is dependent on the facility. Although the supplier has the right to supply component parts from other sources, the supplier would not have the ability to do so because it would be uneconomic. However, the purchaser has not obtained the right to use the plant because the purchaser does not have the ability or right to operate or direct others to operate the plant or control physical access to the plant, and the likelihood that parties other than the purchaser will take more than an insignificant amount of the component parts produced at the plant is more than remote, on the basis of the facts presented. In addition, the price that the purchaser pays is fixed per unit of output taken.”

We summarize below our analysis of the Infrastructure Sharing Agreement using, by analogy, the assessment reproduced above:

•
we entered into an agreement with a third party, the Assignee, to use certain space or wind exposure area in the tower park for a specified period of time. The designed capacity of the tower park exceeds our current needs, and the Assignee maintains control over all significant aspects of the operation of the tower park;

•	each tower is explicitly identified in the agreement, but the Assignee has the right to fulfill our arrangement by providing us spaces from any towers within the tower park;

•	the Assignee is responsible for performing repairs, maintenance, and capital expenditures in the tower park;

•
the Assignee must stand ready to deliver the wind exposure area agreed in the arrangement and whenever needed and if it is technically feasible, make capital expenditures to provide additional spaces in the tower park;

•
the Assignee has the right to provide the space available in the tower park to other customers and has a history of doing so. Accordingly, it is expected that parties other than us will take more than an insignificant amount of the space available in the Assignee’s tower park;

•
we have not obtained the right to use the tower park because we do not have the ability or right to operate or direct others to operate the tower park or to control physical access to the tower park; and

•	as discussed above, the likelihood that parties other than us, will take more than an insignificant amount of the available space in the tower park is not remote.

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TELEFÔNICA BRASIL S.A. COMPANY STATEMENT

On behalf of TELEFÔNICA BRASIL S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, I have executed this statement of the Company on this

March 14, 2012.

TELEFÔNICA BRASIL S.A.

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer and Investor Relations Officer